Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 18 DATED MARCH 27, 2017
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 11 dated November 18, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 7, 2016, Supplement No. 13 dated December 22, 2016, Supplement No. 14 dated January 6, 2017, Supplement No. 15 dated February 7, 2017, Supplement No. 16 dated March 7, 2017 and Supplement No. 17 dated March 22, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:
(1) the determination of an updated estimated per share net asset value for our shares of common stock; and
(2) updates to the “Risk Factors” section of our prospectus.
PROSPECTUS UPDATES
Determination of an Updated Estimated Per Share Net Asset Value
The following information supersedes and replaces the section of our prospectus captioned “Description of Shares – Valuation Policy” beginning on page 164 and all similar discussions appearing throughout the prospectus.
Overview
Based on the recommendation from a valuation committee comprised solely of our independent directors, including the independent Chairman of the Board (Valuation Committee), on March 24, 2017, our board of directors unanimously approved and established an estimated per share net asset value (NAV) of our Class A and Class T common stock of $24.00 based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the total number of Class A and Class T shares outstanding, as of December 31, 2016. We are providing this estimated per share NAV to assist broker-dealers participating in this offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers (NASD) Conduct Rule 2340. The estimated per share NAV will first appear on stockholder account statements for the quarter ended March 31, 2017. Our board of directors previously determined an estimated per share NAV of our Class A common stock of $24.00 as of February 29, 2016. Because the estimated per share NAV as of December 31, 2016 is the same as the estimated per share NAV as of February 29, 2016, we will continue to offer shares of Class A common stock in our primary offering for $26.37 per share, shares of Class T common stock in our primary offering for $25.26 per share and shares of Class A and Class T common stock in our distribution reinvestment plan for $24.00 per share. Additionally, $24.00 per share will continue to serve as the most recent estimated per share NAV for purposes of the share redemption program. We intend to publish an updated estimated per share NAV on at least an annual basis.
The per share price for shares in our primary offering and pursuant to our distribution reinvestment plan is based on our board of directors’ most recent estimated per share NAV, plus, in the case of our primary offering, applicable commissions and fees. Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated per share NAV. Therefore, our board of directors had the discretion to choose a methodology or combination of methodologies as it deemed reasonable for the determination of an estimated per share NAV; provided, however, that the determination of the estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice.
Process
On December 20, 2016, pursuant to the prior approval of the Valuation Committee, in accordance with the valuation policies previously adopted by our board of directors, we engaged Duff & Phelps, LLC (Duff & Phelps), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to assist with determining the estimated per share NAV.  In determining the estimated per share NAV, the board of directors considered information and analysis, including valuation materials, that were provided by Duff & Phelps, information provided by our advisor, and the estimated per share NAV recommendation made by the Valuation Committee. Duff & Phelps was engaged by us to perform a full valuation of our single-tenant and multi-tenant properties, as further described below. Duff & Phelps also reviewed our methodology for estimating fair market adjustments to our debt and determined that the approach was reasonable.

The engagement of Duff & Phelps was approved by the Valuation Committee. Duff & Phelps’ scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Duff & Phelps engagement team who certified the methodologies and assumptions applied by us hold a Member of Appraisal Institute (“MAI”) designation. Duff & Phelps was previously engaged by us in January 2016 to assist our board of directors in determining the estimated per share value of our common stock. In July 2015, Duff & Phelps was engaged by Cole Credit Property Trust IV, Inc. (CCPT IV), another real estate program sponsored by Cole Capital, to assist its board of directors in determining the estimated per share NAV of CCPT IV, and was later engaged by CCPT IV in July 2016 and December 2016 to assist its board of directors in determining updated estimated per share NAVs. Other than the engagements with CCPT IV and the prior engagement with us as described herein, Duff & Phelps does not have any direct interests in any transaction with us or our advisor or its affiliates, and has not performed any other services for us or our advisor and its affiliates during the past two years.
The analysis provided by Duff & Phelps included a range of NAVs of our shares, and our board of directors believes that the use of the “NAV Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore our board of directors determined to use the NAV Methodology in establishing the estimated per share NAV. Based on these considerations, the Valuation Committee recommended and our board of directors established an estimated NAV of our Class A and Class T common stock, as of December 31, 2016, of $24.00 per share, which estimated value was within the $21.96 to $24.86 per share valuation range calculated by Duff & Phelps using the NAV Methodology. The valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV.
Valuation Methodology
In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by us to value our assets, Duff & Phelps, among other things:

•
reviewed financial and operating information requested from, or provided by, us, including property level cash flow projections for each of the properties and market leasing assumptions for each of the multi-tenant properties;

•
researched the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on each of the subject properties;

•	reviewed all of our other assets and liabilities, including mortgage debt, to determine the reasonableness of fair value of such items as of the valuation date; and

•	performed such other analyses and studies, and considered such other factors, as Duff & Phelps considered appropriate.
Duff & Phelps utilized two approaches pursuant to the NAV Methodology in valuing our real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Duff & Phelps:
NAV Methodology – The NAV Methodology determines the value of our company by determining the estimated market value of our entity level assets, including real estate assets, and subtracting the market value of our entity level liabilities, including our debt. The materials provided by Duff & Phelps to estimate the value of the real estate assets were prepared using discrete estimations of “as is” market valuations for each of the properties in our portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. From the aggregate values of the individual properties, Duff & Phelps made adjustments to reflect balance sheet assets and liabilities. The resulting amount, which is our estimated NAV, is divided by the total number of shares of Class A and Class T common stock outstanding to determine the estimated per share NAV. Duff & Phelps also reviewed our methodology for estimating fair market adjustments to the debt and determined that the approach was reasonable.
Determination of Estimated Market Value of Our Real Estate Assets Under the NAV Methodology
Income Capitalization Approach – The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net operating income (NOI) developed in Duff & Phelps’ analysis is the balance of potential income remaining after vacancy, collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the Direct Capitalization Method) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the DCF Method). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

Duff & Phelps utilized the Direct Capitalization Method for all of the single-tenant properties in our portfolio, and the DCF Method for our multi-tenant properties.
The following summarizes the range of overall capitalization rates Duff & Phelps used to arrive at the estimated market values of our single-tenant properties valued using the Direct Capitalization Method:

	Range	Weighted-Average
Overall Capitalization Rate	5.50% to 7.75%	6.13%
The following summarizes the range of terminal capitalization rates, discount rates and implied overall capitalization rates Duff & Phelps used to arrive at the estimated market values of our multi-tenant properties valued using the DCF Method:

	Range	Weighted-Average
Terminal Capitalization Rate	6.75% to 7.25%	7.08%
Discount Rate	7.25% to 8.25%	7.63%
Implied Overall Capitalization Rate	5.97% to 7.69%	6.87%
Our board of directors believes that the assumptions employed by Duff & Phelps in the income capitalization approach are reasonable and within the ranges used for properties that are similar to ours and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the capitalization rates determined for our properties valued using the Direct Capitalization Method, together with an increase of 25 basis points in the discount rates used for properties valued using the DCF Method, would result in a decrease of $1.39 per share from the mid-point of Duff & Phelps’ valuation range, while a 25 basis point decrease in these rates would result in an increase of $1.51 per share from the mid-point of the valuation range. Further, each of these assumptions could change by more than 25 basis points or not change at all.
Sales Comparison Approach – The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.
Utilizing the NAV Methodology, including use of the two approaches to value our real estate assets noted above, and dividing by the approximately 12.6 million shares of our Class A and Class T common stock outstanding on December 31, 2016, resulted in an estimated valuation range of $21.96 to $24.86 per share, with a base value or mid-point of $23.35.
Duff & Phelps prepared and provided to us a report containing, among other information, a range of net asset values for our common stock as of December 31, 2016 (the Valuation Report). On March 17, 2017, the Valuation Committee conferred with Duff & Phelps regarding the methodologies and assumptions used in the Valuation Report and discussed the Valuation Report and related issues with our advisor. The Valuation Committee met again to discuss the valuation on March 24, 2017. In determining a recommended per share NAV, the Valuation Committee considered the analysis provided by Duff & Phelps and the range of values Duff & Phelps determined, input from our advisor regarding the nature and characteristics of the real estate assets in the portfolio, and general real estate market conditions.  Based upon this information, the Valuation Committee determined to recommend to our board of directors an estimated per share NAV for Class A and Class T shares of $24.00, which was within the range determined by Duff & Phelps. Our board of directors thereafter unanimously approved the Valuation Committee’s recommendation.
The table below sets forth the calculation of our estimated per share NAV for Class A and Class T shares as of December 31, 2016 (dollars in thousands, except per share values):

	Estimated NAV	Estimated Per Share NAV
Investment in Real Estate Assets	$544,697	$43.06
Other Assets	22,234	1.76
Total Assets	566,931	44.82

Notes Payable and Credit Facility	256,378	20.27
Other Liabilities	6,982	0.55
Total Liabilities	263,360	20.82
Total Estimated Value as of December 31, 2016	$303,571	$24.00
Shares Outstanding (in thousands)	12,649

Exclusions from Estimated Per Share NAV
The estimated per share NAV of our shares recommended by the Valuation Committee and approved by our board of directors does not reflect any “portfolio premium,” nor does it reflect our enterprise value, which may include a premium or discount to NAV for:

•	the size of our portfolio, as some buyers may pay more for a portfolio compared to prices for individual investments;

•	the overall geographic and tenant diversity of the portfolio as a whole;

•
the characteristics of our working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value;

•	services being provided by personnel of our advisor under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share NAV if we were to list our shares of common stock on a national securities exchange.

In addition, because the estimated per share NAV is intended to reflect our estimated value on the date that the per share NAV is determined, the estimated per share NAV of $24.00 for Class T shares does not not reflect any obligation to pay future distribution and stockholder servicing fees that may potentially become payable after the December 31, 2016 valuation date. As a result, the estimated liability for future distribution and stockholder servicing fees, which is accrued at the time each share is sold, has no effect on the per share NAV for Class T shares.
Limitations of the Estimated Per Share NAV
As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the per share NAV of our shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the per share NAV of our shares. In addition, our board of directors’ estimate of the per share NAV is not based on the book values of our real estate, as determined by generally accepted accounting principles, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the per share NAV of our shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, although selling costs were used by Duff & Phelps in the individual valuation of multi-tenant properties using the DCF Method, other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio, were not included in our board of directors’ estimate of the per share NAV of our shares.
As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares; or

•	we will be able to achieve, for our stockholders, the estimated per share NAV upon a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio.
Furthermore, the estimated per share NAV of our shares was calculated as of a particular point in time. The per share NAV of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. While the determination of our most recent estimated per share NAV was conducted with the material assistance of a third-party valuation expert, with respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization. We do not intend to release individual property value estimates or any of the data supporting the estimated per share NAV.
This valuation policy may be amended by our board of directors at any time and, although the policy expresses the present intent of our board of directors, there is no limitation on the ability of our board of directors to cause us to vary from this policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment of the policy.

Additional Information Regarding Engagement of Duff & Phelps
Duff & Phelps’ valuation materials were addressed solely to us in connection with the approval by our board of directors of an estimated per share NAV of our common stock as of December 31, 2016. Duff & Phelps’ valuation materials provided to us do not constitute a recommendation to purchase or sell any shares of our common stock or other securities. The estimated per share NAV of our common stock may vary depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants’ financial condition.
In connection with its review, while Duff & Phelps reviewed the information supplied or otherwise made available to it by us for reasonableness, Duff & Phelps assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Duff & Phelps, Duff & Phelps assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise Duff & Phelps promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In preparing its valuation materials, Duff & Phelps did not, and was not requested to, solicit third party indications of interest for our company in connection with possible purchases of our securities or the acquisition of all or any part of our company.
In performing its analyses, Duff & Phelps made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Duff & Phelps and us. The analyses performed by Duff & Phelps are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. As stated above, our board of directors considered other factors in establishing the estimated per share NAV of our common stock in addition to the materials prepared by Duff & Phelps. Consequently, the analyses contained in the Duff & Phelps materials should not be viewed as being determinative of our board of directors’ estimate of the per share NAV of our common stock.
Duff & Phelps’ materials were necessarily based upon market, economic, financial and other circumstances and conditions existing at December 31, 2016, and any material change in such circumstances and conditions may have affected Duff & Phelps’ analysis, but Duff & Phelps does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to December 31, 2016.
For services rendered in connection with and upon the delivery of its valuation materials, we paid Duff & Phelps a customary fee. The compensation Duff & Phelps received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Duff & Phelps’ compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors us, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. We also agreed to reimburse Duff & Phelps for its expenses incurred in connection with its services, and will indemnify Duff & Phelps against certain liabilities arising out of its engagement.
Risk Factors
The following information supersedes and replaces the sections of our prospectus captioned “Risk Factors – Risks Related to Our Business – Our estimated value per share of our common stock is an estimate as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company” beginning on page 31 of the prospectus and “Risk Factors – Risks Related to Our Business – The purchase price you pay for shares of our common stock is based on the estimated per share NAV, plus any applicable per share up-front selling commissions and dealer manager fees. Our estimated per share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our estimated per share NAV may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay may be higher than the value of our assets per share of common stock at the time of your purchase” beginning on page 35 of the prospectus.

Our estimated per share NAV is an estimate as of a given point in time. As a result, our estimated per share NAV may not reflect the amount that our stockholders might receive for their shares in a market transaction, and the purchase price our stockholders pay in our offering may be higher than the value of our assets per share of common stock at the time of their purchase. In addition, our estimated per share NAV likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.
Based on the recommendation from the Valuation Committee, which is comprised solely of independent directors, the board of directors, including all of its independent directors, approves and establishes at least annually an estimated per share NAV of the company’s common stock, which is based on an estimated market value of the company’s assets less the estimated market value of the company’s liabilities, divided by the number of shares outstanding. The company provides this estimated per share NAV to assist broker-dealers that participate in the company’s public offering in meeting their customer account statement reporting obligations under NASD Rule 2340.
The per share offering price in our primary offering is based on the most recent estimated per share NAV, as determined by our board of directors, plus any applicable per share up-front selling commissions and dealer manager fees, and the per share price for shares issued pursuant to our distribution reinvestment plan is based on the most recent estimated per share NAV, as determined by our board of directors.
As with any valuation methodology, the methodology used by our board of directors in reaching an estimate of the per share NAV of our shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the per share NAV of our shares. In addition, our board of directors’ estimate of per share NAV is not based on the book values of the company’s real estate, as determined by generally accepted accounting principles, as the company’s book value for most real estate is based on the amortized cost of the property, subject to certain adjustments. With respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization, and we do not intend to release individual property value estimates or any of the data supporting the estimated per share NAV. Furthermore, in reaching an estimate of the per share NAV of the company’s shares, our board of directors did not include, among other things, a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, the determination of the estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice; however, there are currently no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated per share NAV. As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV or a full return on the purchase price paid for their shares upon attempting to sell their shares; or

•
the company will be able to achieve, for its stockholders, either the estimated per share NAV or the purchase price paid by stockholders for their shares upon a listing of the company’s shares of common stock on a national securities exchange, a merger of the company, or a sale of the company’s portfolio.

The price at which stockholders purchased shares and any subsequent per share NAVs are likely to differ from the price at which a stockholder could resell such shares because: (1) there is no public trading market for our shares at this time; (2) the price does not reflect, and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of our assets or sale of the company, because the amount of proceeds available for investment from the public offering is net of selling commissions, dealer manager fees, other organization and offering expense reimbursements and acquisition fees and expenses; (3) while the estimated per share NAV takes into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the value of our investments at the time of the valuation, market fluctuations after the valuation date could impact the value of our investments; (4) the estimated per share NAV does not take into account how developments related to individual assets may increase or decrease the value of our portfolio; and (5) the estimated per share NAV does not take into account any portfolio premium or premiums to value that may be achieved in a liquidation of our assets or sale of our portfolio.
Our board of directors may amend our valuation policy at any time, and there is no limitation on the ability of our board of directors to cause us to vary from any valuation policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment to the policy. The estimated per share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. The estimated per share NAV of the company’s shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets.

CCPT V-SUP-18D